SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated December 14, 2017.

TRANSLATION

Buenos Aires, December 14, 2017

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Contracts with Related Parties – Compañía Mega S.A. – Profertil S.A. – Energía Argentina S.A. (ENARSA)

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Merval Listing Regulations and Article 73 of Law No. 26.831.

In that connection, the Audit Committee has submitted its opinion (available to shareholders at the company site at Macacha Güemes 515 of the Autonomous City of Buenos Aires), regarding compliance with the aforementioned regulations in connection with the natural gas sales contract with Profertil S.A., the firm transportation contract with Compañía MEGA S.A., and the offer for the purchase of natural gas in the bid convened by ENARSA, concluding that the terms and conditions of such agreements are adequate and meet the normal market conditions of contracts executed for similar operations entered into among independent parties.

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: December 14, 2017	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer